Q2 2024
EARNINGS CONFERENCE CALL

July 31, 2024



FORWARD LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2024 and 2024-2028, including Cleaner Energy Capital; forecast rate base and rate base growth for 2024-2028; the nature, timing, benefits and expected costs of additional opportunities beyond the Capital Plan, including investments related to Tranche 2.1 of the MISO LRTP, the Tilbury Marine Jetty project, TEP's and UNS Electric's IRPs, continued electrification and load growth; annual dividend growth guidance through 2028; forecast average cash flow to debt metrics over the next five years; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; forecast rate base and rate base growth for 2024-2028 by business unit; forecast capital expenditures for 2024-2028 by business unit; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP, UNS Energy Roadrunner Reserve Battery Storage Project, UNS Energy Vail-to-Tortolita Transmission Project, UNS Energy IRP Energy Resources, FortisBC Eagle Mountain Woodfibre Gas Line Project, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project, FortisBC Tilbury 1B Project, and Wataynikaneyap Transmission Power Project; forecast debt maturities for 2024-2033; and scheduled preferred share dividend rate resets.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated capital expenditures and rate base converted at a forecast USD:CAD foreign exchange rate of 1.30 for 2024-2028.



DAVID HUTCHENS

President & Chief Executive Officer



JOCELYN PERRY

EVP & Chief Financial Officer



Q2 2024 BUSINESS HIGHLIGHTS



Safe & Reliable Service

YTD June Capital Expenditures of $2.3B

EPS Growth

Regulatory Proceedings Advanced

2024 Sustainability Report Released

HIGHLY EXECUTABLE CAPITAL PLAN
LOW-RISK RATE BASE GROWTH OF ~6%

$2.3B

YTD June Capital Expenditures

2024 annual capital plan of $4.8B on track with major projects progressing

$25B

2024-2028 Capital Plan

~20% major capital projects;

~$7B in Cleaner Energy investments


$37B
$49B
'23A
'28F

6.3%

5-Year Rate Base CAGR(1)

Rate Base forecast to grow from $37.0B in 2023 to $49.4B by 2028

(1) 2023-2028 CAGR calculated based on a constant foreign exchange rate.



UPDATE ON OPPORTUNITIES BEYOND THE PLAN

ITC
A FORTIS COMPANY

MISO Long-Range Transmission Plan – Tranche 2.1 & 2.2

- In June 2024, MISO released an updated near-final map of Tranche 2.1 projects
- Tranche 2.1 transmission investments now estimated in the range of ~US$23-$27B with certain projects expected in ITC's footprint
- MISO Board approval of Tranche 2.1 expected in late 2024
- MISO has indicated that additional transmission investments required through Tranche 2.2 portfolio; scope and timing remain unknown


Map does not show upgrades to existing circuits, underbuild, or facilities below 345 kV

Source: https://www.misoenergy.org/events/2024/long-range-transmission-planning-lrtp-workshop---july-17-2024/

FORTIS BC

Tilbury Marine Jetty

- In July 2024, the project received approval from the Government of Canada following the final environmental assessment
- Environmental assessment certificate issued by the Province of British Columbia in March 2024
- Jetty supports Tilbury site including Tilbury 1B project as well as future potential expansion of site



DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY


50 CONSECUTIVE YEARS OF DIVIDEND INCREASES
FORTIS
50
YEARS
2023
73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23





4-6%
Annual Dividend Growth Guidance through 2028


FORTIS
THE MARKET IS OPEN

SECOND QUARTER RESULTS

Reported EPS



$0.61
$0.67
Q2 2023
Q2 2024



$1.51
$1.60
YTD 2023
YTD 2024

Adjusted EPS



$0.62
$0.67
Q2 2023
Q2 2024



$1.53
$1.60
YTD 2023
YTD 2024

Key Q2 Adjusted EPS Drivers

- ↑ Rate base growth
- ↑ New customer rates and warmer weather in Arizona
- ↑ Timing of GCOC decision at FortisBC in 2023

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 16 for the Non-U.S. GAAP reconciliation for the Q2 2023 and YTD 2023 results which includes timing differences related to mark-to-market accounting of natural gas derivatives at Aitken Creek.

SECOND QUARTER 2024 EPS DRIVERS



Q2 Adjusted EPS impacted by ($0.01) associated with disposition of Aitken Creek; on an annual basis Aitken Creek will be neutral to EPS, net of finance cost savings
$0.62
$0.05
$0.02
$0.02
($0.01)
($0.02)
($0.01)
$0.67
Q2 2023 Adjusted EPS
U.S. Electric & Gas(1)
U.S. Transmission (ITC)
Western Canadian Electric & Gas(2)
Other Electric
Corporate & Other
Weighted Average Shares
Q2 2024 Actual & Adjusted EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 16 for the Non-U.S. GAAP reconciliation.

(1) Includes UNS Energy and Central Hudson.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.

YEAR-TO-DATE JUNE 2024 EPS DRIVERS

YTD adjusted EPS impacted by ($0.04) associated with disposition of Aitken Creek; on an annual basis Aitken Creek will be neutral to EPS, net of finance cost savings



$1.53
$0.08
$0.05
$0.04
($0.07)
($0.03)
$1.60
YTD 2023 Adjusted EPS
Western Canadian Electric & Gas[1]
U.S. Electric & Gas[2]
U.S. Transmission (ITC)
Corporate & Other
Weighted Average Shares
YTD 2024 Actual & Adjusted EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 16 for the Non-U.S. GAAP reconciliation.

(1) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(2) Includes UNS Energy and Central Hudson.

LIQUIDITY & CREDIT RATINGS

Raised ~$1.4B in Long-Term Debt

- ITC
  - US$85M 10-year notes at 5.98%
  - US$150M bonds[1]
  - US$400M 10-year notes at 5.65%
- UNS Energy
  - US$30M 12-year notes at 5.60%
- Central Hudson
  - US$60M notes[1]
- FortisAlberta
  - $300M 30-year debentures at 4.90%
- CUC
  - US$80M notes[1][2]

Debt Maturities & Preference Share Dividends

- Limited near-term non-regulated debt maturities
  - Fortis Inc. – US$190M (2024)
- Preference share dividend rate resets
  - Series M – $600M (Q4 2024)

Credit Ratings & Outlooks

MOODY'S	S&P Global	MORNINGSTAR DBRS
Baa3	A-[3]	A (low)
Stable	Negative	Stable

(1) Refer to Q2 2024 MD&A for breakdown of amounts, interest rates and maturity dates.
(2) Total of US$50M expected to be used to fund or refinance a portfolio of new and/or existing qualifying green initiatives.
(3) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

RECENT REGULATORY ACTIVITY

ITC

Iowa Transmission Right of First Refusal

- In 2023, the Iowa District Court ruled that the Iowa ROFR legislation is unconstitutional, based on procedural grounds; an injunction was granted enjoining further action under or in reliance on the ROFR legislation, preventing any action on MISO LRTP Tranche 1 projects in Iowa that depend on the ROFR[1]
- In March 2024, the Iowa District Court issued an order denying all motions for reconsideration; ITC Midwest filed an appeal in April 2024 with the Iowa Supreme Court
- In July 2024, a judge on the Iowa Supreme Court granted a stay of the injunction issued by the Iowa District Court; with the stay of the injunction in place, ITC is permitted to advance construction of all Iowa Tranche 1 projects originally awarded to the company in 2022[2]

UNS Energy Corporation

ACC Generic Regulatory Lag Docket

- In July 2024, the ACC voted to continue the generic regulatory lag docket with workshops expected in Q3 2024 to further assess the possibility of using formulaic rates or forward-looking test years instead of historical test years currently in use
- The timing and outcome of this proceeding remain unknown

Central Hudson

CIS Implementation

- In June 2024, the PSC issued an order concluding the investigation into the billing system implementation; as part of the order, Central Hudson agreed to not recover certain costs from customers that were recognized in prior periods as well as a US$4M customer assistance fund recognized in Q2 2024
- Independent third-party determined CIS is stable and critical issues resolved

2024 General Rate Application

- In July 2024, the PSC approved a one-year rate plan with retroactive application to July 1, 2024
- Allowed ROE increased to 9.5% (up from 9.0%)

(1) ITC's five-year capital plan includes ~US$900M in MISO LRTP Tranche 1 projects in Iowa. Under the MISO tariff, ~70% of the Tranche 1 projects are upgrades to ITC Midwest facilities along existing rights of way, which under MISO's tariff grants ITC Midwest the option to construct the upgrades regardless of the outcome of the Iowa ROFR proceedings. MISO is conducting a variance analysis for the Tranche 1 projects in Iowa and ITC believes the process should reaffirm the initial award of the projects.

(2) Certain complainants have requested that the judge's order be reviewed by a full quorum of the Iowa Supreme Court.

WHY INVEST IN FORTIS?



SUSTAINABLE GROWTH

Focused on Executing

- Strong Rate Base Growth
- Robust Transmission Investment Pipeline
- Transparent Funding Plan
- Cleaner Energy Transition
- 4-6% Annual Dividend Growth
- Investment-Grade Credit Ratings

LOW-RISK

Safe, Well-Run Utilities

- Strong Governance
- Regulatory & Geographic Diversity
- Constructive Regulatory Relationships
- Local Business Model
- Virtually 100% Regulated
- Primarily Transmission & Distribution Assets

UPCOMING EVENTS

Expected Earnings Release Dates

- Q3 2024 – November 5, 2024
- Q4 2024 – February 14, 2025


FORTIS

NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT EPS)	Q2 2024	Q2 2023	VARIANCE	YTD June 2024	YTD June 2023	VARIANCE
Adjusted Net Earnings						
Net Earnings	331	294	37	790	731	59
Adjusting item:						
Unrealized loss on mark-to-market of derivatives at Aitken Creek[1]	-	8	(8)	-	10	(10)
Adjusted Net Earnings	**331**	**302**	**29**	**790**	**741**	**49**
Adjusted Net Earnings per Share	**$0.67**	**$0.62**	**$0.05**	**$1.60**	**$1.53**	**$0.07**
Capital Expenditures						
Additions to property, plant and equipment	1,064	938	126	2,135	1,845	290
Additions to intangible assets	48	44	4	90	91	(1)
Adjusting item:						
Wataynikaneyap Transmission Power Project[2]	14	43	(29)	29	84	(55)
Capital Expenditures	**1,126**	**1,025**	**101**	**2,254**	**2,020**	**234**

(1) Represents the mark-to-market accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3M and $4M, for the three and six months ended June 30, 2023, respectively, included in the Corporate and Other segment. The sale of Aitken Creek closed on November 1, 2023.
(2) Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment.

SECOND QUARTER RESULTS BY BUSINESS UNIT

Second Quarter Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q2 2024	ADJUSTMENT	ADJUSTED Q2 2024[1]	Q2 2023	ADJUSTMENT	ADJUSTED Q2 2023[1]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	139	-	139	127	-	127	12
Regulated – U.S. Electric & Gas							
UNS Energy	104	-	104	70	-	70	34
Central Hudson	5	-	5	17	-	17	(12)
	109	-	109	87	-	87	22
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	31	-	31	23	-	23	8
FortisAlberta	40	-	40	41	-	41	(1)
FortisBC Electric	20	-	20	18	-	18	2
Other Electric	38	-	38	42	-	42	(4)
	129	-	129	124	-	124	5
Corporate and Other	(46)	-	(46)	(44)	8	(36)	(10)
Common Equity Earnings	**331**	**-**	**331**	**294**	**8**	**302**	**29**
Weighted Average Shares (# millions)	494.0	-	494.0	485.4	-	485.4	8.6
EPS	**$0.67**	**-**	**$0.67**	**$0.61**	**$0.01**	**$0.62**	**$0.05**

(1) Non-U.S. GAAP financial measure. Refer to Slide 16 for the Non-U.S. GAAP reconciliation.

YEAR-TO-DATE JUNE RESULTS BY BUSINESS UNIT

Year-to-Date June Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	YTD June 2024	ADJUSTMENT	ADJUSTED YTD June 2024[1]	YTD June 2023	ADJUSTMENT	ADJUSTED YTD June 2023[1]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	277	-	277	253	-	253	24
Regulated – U.S. Electric & Gas							
UNS Energy	192	-	192	160	-	160	32
Central Hudson	42	-	42	49	-	49	(7)
	234	-	234	209	-	209	25
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	177	-	177	147	-	147	30
FortisAlberta	85	-	85	81	-	81	4
FortisBC Electric	40	-	40	36	-	36	4
Other Electric	72	-	72	72	-	72	-
	374	-	374	336	-	336	38
Corporate and Other	(95)	-	(95)	(67)	10	(57)	(38)
Common Equity Earnings	**790**	**-**	**790**	**731**	**10**	**741**	**49**
Weighted Average Shares (# millions)	492.8	-	492.8	484.3	-	484.3	8.5
EPS	**$1.60**	**-**	**$1.60**	**$1.51**	**$0.02**	**$1.53**	**$0.07**

(1) Non-U.S. GAAP financial measure. Refer to Slide 16 for the Non-U.S. GAAP reconciliation.

2023–2028 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS, EXCEPT FOR CAGR)	2023A	2024F	2025F	2026F	2027F	2028F	5-YEAR CAGR to 2028
Regulated – Independent Electric Transmission							
ITC[1]	11.5	12.0	12.7	13.4	14.4	15.6	7.0%
Regulated – U.S. Electric & Gas							
UNS Energy	7.3	7.6	8.1	8.5	9.0	9.5	6.3%
Central Hudson	3.0	3.1	3.4	3.6	3.8	4.1	7.1%
Total Regulated – U.S. Electric & Gas	10.3	10.7	11.5	12.1	12.8	13.6	6.5%
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	5.9	5.9	6.3	6.8	7.7	8.4	7.1%
FortisAlberta	4.2	4.4	4.6	4.8	5.0	5.2	4.6%
FortisBC Electric	1.7	1.7	1.8	1.9	1.9	2.0	4.0%
Other Electric	3.4	3.7	3.9	4.2	4.4	4.6	6.1%
Total Regulated – Canadian & Caribbean Electric & Gas	15.2	15.7	16.6	17.7	19.0	20.2	5.9%
Total Rate Base Forecast	**37.0**	**38.4**	**40.8**	**43.2**	**46.2**	**49.4**	**6.3%**

Note: U.S. dollar-denominated rate base converted at a foreign exchange rate of 1.35 for 2023 and 1.30 for 2024-2028. CAGR, as defined in the Q2 2024 MD&A, is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.

2024–2028 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2024F	2025F	2026F	2027F	2028F	2024–2028 TOTAL
Regulated – Independent Electric Transmission						
ITC	1,252	1,474	1,449	1,477	1,537	7,189
Regulated – U.S. Electric & Gas						
UNS Energy	1,111	854	912	1,310	973	5,160
Central Hudson	408	421	437	421	485	2,172
Total Regulated – U.S. Electric & Gas	1,519	1,275	1,349	1,731	1,458	7,332
Regulated – Canadian & Caribbean Electric & Gas						
FortisBC Energy	764	868	775	1,093	699	4,199
FortisAlberta	586	574	623	629	657	3,069
FortisBC Electric	134	152	158	150	141	735
Other Electric	507	470	484	502	488	2,451
Total Regulated – Canadian & Caribbean Electric & Gas	1,991	2,064	2,040	2,374	1,985	10,454
Non-Regulated – Corporate & Other	7	4	3	3	2	19
Total Capital Plan	**4,769**	**4,817**	**4,841**	**5,585**	**4,982**	**24,994**

Note: Capital Plan is a forward-looking Non-U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to the Non-U.S. GAAP reconciliation on Slide 16. U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30.

MAJOR CAPITAL PROJECTS

($ Millions)	2024-2028F	Estimated Completion Date
ITC MISO LRTP(1)	1,477	Post-2028
UNS Roadrunner Reserve Battery Storage Project	345	2025
UNS Vail-to-Tortolita Transmission Project	286	2026
UNS IRP Energy Resources(2)	417	2027
FortisBC Eagle Mountain Woodfibre Gas Line Project(3)	750	2027
FortisBC Tilbury LNG Storage Expansion	537	Post-2028
FortisBC AMI Project	515	2028
FortisBC Tilbury 1B Project	378	Post-2028
Wataynikaneyap Transmission Power Project(4)	65	2024


Major Capital Projects ~20%
$25B
Capital Plan
2024-2028
Smaller Projects ~80%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Reflects investments associated with six projects that run through ITC's MISO operating companies' service territories, including Michigan and Iowa. Total estimated transmission investments of US$1.4-$1.8B through 2030, with capital expenditures of ~$1.5B (US$1.2B) included in the Corporation's 2024-2028 Capital Plan.
(2) Includes capital expenditures for resource requirements, including wind and solar generation and energy storage systems, supporting the transition to cleaner energy as outlined in TEP's 2023 IRP.
(3) FortisBC Energy's investment in the project has increased to $750M, net of customer contributions. The increase was due to amendments to previous development, construction, transportation and other commercial agreements with Woodfibre LNG Limited and other partners, that became effective with the completion of the remaining substantive conditions, including BCUC approval of amended transportation rate schedules.
(4) Represents Fortis' 39% share of the estimated capital spending for the project.

SENSITIVITY EXPOSURE

Foreign Exchange

- Assumed forecast USD:CAD FX rate of 1.30 for 2024-2028
- 65% of regulated earnings[(1)] / 60% of capital plan in USD at U.S. & Caribbean utilities
- +/- $0.05 change in USD:CAD
  - EPS: ~$0.06
  - Five-year capital plan: $600M

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.03	$0.03
UNS Energy	$0.02	$0.01
FortisBC	$0.01	$0.01
Central Hudson	$0.01	$0.006
FortisAlberta	$0.01	$0.01

Note: EPS sensitivities reflect forecasted average annual impacts for 2024-2028. Foreign exchange EPS sensitivity inclusive of the Corporation's hedging activities.

(1) Non-U.S. GAAP financial measure for year ended December 31, 2023. Excludes Net Expense of Corporate and Other segment.


FORTIS
ALBERTA

ONGOING REGULATORY PROCEEDINGS

ITC — A FORTIS COMPANY

MISO Base ROE In 2022, the U.S. Court of Appeals for the D.C. Circuit vacated certain FERC orders that established the methodology used to calculate the MISO base ROE; matter dates back to complaints filed at FERC in 2013 and 2015; D.C. Circuit noted FERC did not adequately explain why it reintroduced the risk-premium model in its methodology which increased the MISO Base ROE from 9.88% to 10.02%; the court remanded the matter to FERC for further process; timing and outcome remain unknown

Notice of Proposed Rulemaking on Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO adder for transmission owners that have been RTO members for more than three years; stakeholder comments filed in June 2021; the supplemental NOPR and the initial incentive NOPR remain outstanding

Iowa Transmission Right of First Refusal[1] In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed is unconstitutional; statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state; the District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO LRTP Tranche 1 Iowa projects in reliance on the ROFR; in July 2024, a judge on the Iowa Supreme Court granted a stay of the injunction issued by the Iowa District Court[2]; with the stay of the injunction in place, ITC is permitted to advance construction of all Iowa Tranche 1 projects originally awarded to the company in 2022; until there is more certainty around the resolution of these matters, we cannot predict the impact on the timing of capital expenditures related to the LRTP Tranche 1 Iowa projects

FORTIS BC

2025-2027 Rate Framework In April 2024, FortisBC filed an application with the BCUC requesting approval of a rate framework for 2025-2027; process will continue throughout 2024, with a decision expected in mid-2025

FORTIS ALBERTA

GCOC Decision In 2023, the AUC issued a decision on the GCOC proceeding and FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component for certain risk factors; in April 2024, the Court of Appeal granted permission to appeal, which is expected to be complete in Q1 2025

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; timing and outcome remain unknown

(1) ITC's five-year capital plan includes ~US$900M in MISO LRTP Tranche 1 projects in Iowa. Under the MISO tariff, ~70% of the Tranche 1 projects are upgrades to ITC Midwest facilities along existing rights of way, which under MISO's tariff grants ITC Midwest the option to construct the upgrades regardless of the outcome of the Iowa ROFR proceedings. MISO is conducting a variance analysis for the Tranche 1 projects in Iowa and ITC believes the process should reaffirm the initial award of the projects
(2) Certain complainants have requested that the judge's order be reviewed by a full quorum of the Iowa Supreme Court.

Q2 2024 SALES TRENDS

	CHANGE IN RETAIL ENERGY SALES	Q2 2024 vs. Q2 2023 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load up 4% primarily due to warmer weather and increased economic activity in Michigan
UNS Energy Corporation A Fortis Company (1)	+4%	• Increase primarily due to higher air conditioning load associated with warmer temperatures; absent weather impacts, retail sales up 1%
Central Hudson A FORTIS COMPANY	+2%	• Increase primarily due to higher average consumption by commercial customers
FORTIS ALBERTA	+1%	• Residential sales up 4% mainly due to customer additions and higher average consumption; C&I sales flat
FORTIS BC	+5%	• Increase in gas sales primarily due to higher average consumption by residential customers
	-3%	• Decrease in electric sales primarily due to lower average consumption by residential customers resulting from cooler weather
Other Electric	-	• Eastern Canadian residential and C&I sales flat • Caribbean sales up 6% due to customer growth and higher tourism-related activities

(1) Excludes wholesale sales at UNS Energy.



DEBT MATURITIES & PREFERENCE SHARE DIVIDENDS

Debt Maturities



10-Year Debt Maturities
billions
$2.5
$2.0
$1.5
$1.0
$0.5
$-
2024F
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
Non-Regulated(1)
Regulated

(1) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.

Preference Share Dividend Rate Resets



2024
Series M - $600M
December 1, 2024
Series H - $192M
June 1, 2025
2026

STRONG INVESTMENT-GRADE CREDIT RATINGS

COMPANY	S&P Global[1]	MOODY'S	MORNINGSTAR DBRS
Fortis Inc.	A-[2]	Baa3	A (low)
ITC Holdings Corp.	A-[2]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	BBB+	Baa1	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) In November 2023, S&P confirmed the Corporation's credit ratings and revised the issuer rating outlook for the Corporation and certain of its subsidiaries from stable to negative. S&P noted that the change reflects rising exposure to physical risks due to climate change. S&P also revised the FFO to debt downgrade threshold for the Corporation from 10.5% to 12.0%.
(2) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.



GLOSSARY

ACC	Arizona Corporation Commission
Aitken Creek	Aitken Creek Gas Storage ULC, formerly a direct 93.8%-owned subsidiary of FortisBC Holdings Inc.
AMI	Advanced Metering Infrastructure
ATM	At-the-market
AUC	Alberta Utilities Commission
BCUC	British Columbia Utilities Commission
Board	Board of Directors of the Corporation
C&I	commercial and industrial
CAGR	compound average growth rate of a particular item. CAGR = $(EV/BV)^{1/N}$ -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-US GAAP Financial Measures" on Slide 16.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CIS	customer information system
Cleaner Energy Investments	capital expenditures that support reductions in air emissions, water usage and/or increases in customer energy efficiency
Common Equity Earnings	net earnings attributable to common equity shareholders
Corporation	Fortis Inc.
Court of Appeal	Court of Appeal of Alberta
CPCN	certificate of public convenience and necessity
CUC	Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2023) subsidiary of Fortis, together with its subsidiary
D.C. Circuit Court	U.S. Court of Appeals for the District of Columbia Circuit
DRIP	dividend reinvestment plan
Morningstar DBRS	DBRS Limited
EPS	earnings per common share
ESG	environment, social and governance
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
FFO	funds from operations
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric

FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.
GCOC	generic cost of capital
IRP	Integrated Resource Plan
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
LNG	liquefied natural gas
LRTP	Long Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Non-U.S. GAAP Financial Measures	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
PBR	performance-based regulation
PSC	New York State Public Service Commission
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
ROE	rate of return on common equity
ROFR	right of first refusal
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
TEP	Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
Year-to-date	Period ended June 30